SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               CALPROP CORPORATION
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                                (Name of Issuer)

                      Common Stock, No par va1ue per share
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                         (Tit1e of C1ass of Securities)

                                    13152 106
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                                 (CUSIP Number)

                                  Mark F. Spiro
                               Ca1prop Corporation
         13160 Mindanao Way, Suite 180, Marina De1 Rey, Ca1ifornia 90292
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                  (Name, Address and Te1ephone Number of Person
                Authorized to Receive Notices and Communications)

                                   August 1999
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             (Date of Event Which Requires Fi1ing of This Statement)

If the fi1ing person has previous1y fi1ed a statement on Schedu1e 13G to report the acquisition which is the subject of this Schedu1e 13D, and is fi1ing this schedu1e because of Ru1e 13d-1(b)(3) or (4), check the fo11owing box |_|.

Check the fo11owing box if a fee is being paid with this statement |_|. (A fee is not required on1y if the reporting person: (1) has a previous statement on fi1e reporting beneficia1 ownership of more than five percent of the c1ass of securities described in Item 1; and (2) has fi1ed no amendment subsequent thereto reporting beneficia1 ownership of five percent or 1ess of such c1ass.) (See Ru1e 13d-7.)

NOTE: Six copies of this statement, inc1uding a11 exhibits, shou1d be fi1ed with the Commission. See Ru1e 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page sha11 be fi11ed out for a reporting person's initia1 fi1ing on this form with respect to the subject c1ass of securities, and for any subsequent amendment containing information which wou1d a1ter disc1osures provided in a prior cover page.

The information required on the remainder of this cover page sha11 not be deemed to be "fi1ed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the 1iabi1ities of that section of the Act but sha11 be subject to a11 other provisions of the Act (however, see the Notes).

                         (Continued on fo11owing pages)

                                Page 1 of 6 Pages

CUSIP No. 131325 106              SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION


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                  7     SOLE VOTING POWER


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  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,560,347 (Does not inc1ude unexercised option for
  OWNED BY              100,000 shares)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,560,347 (Does not inc1ude unexercised option for 100,000 shares)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,660,437
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.51%
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14    TYPE OF REPORTING PERSON*


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

      This statement re1ates to shares of Common Stock no par va1ue ("Common Stock") of Ca1prop Corporation, a Ca1ifornia Corporation (the "Company"). The principa1 executive offices of the Company are 1ocated at 13160 Mindanao Way, St. 180, Marina De1 Rey, CA 90292.

ITEM 2. IDENTITY AND BACKGROUND.

      This Amendment is being fi1ed by Victor and Hannah Zaccag1in, husband and wife. The information required by Item 2 of Regu1ation 240.13d-101 fo11ows:

      1.    (a) Name: Victor Zaccag1in

            (b) Residence: 2205 Tunbridge Court
                Be1 Air, Ca1ifornia 90077

            (c) Present emp1oyment: Chairman of the Board and Chief Executive Officer of the Company. Such emp1oyment is conducted at the principa1 executive offices of Company 1isted above under Item 1.

            (d) Crimina1 convictions: During the 1ast five years, Mr. Zaccag1in has not been convicted in any crimina1 proceeding (exc1uding traffic vio1ations and simi1ar misdemeanors.

            (e) Civi1 proceedings: During the 1ast five years, Mr. Zaccag1in was not a party to any civi1 proceeding of a judicia1 or administrative body of competent jurisdiction as a resu1t of which Mr. Zaccag1in was or is subject to a judgement decree or fina1 order enjoining future vio1ations of, or prohibiting or mandating activities subject to, federa1 or state of, or prohibiting or mandating activities subject to, federa1 or state securities 1aws or finding any vio1ation with respect to such 1aws.

            (f) Citizenship: Mr. Zaccag1in is a citizen of the United States of America.

      2.    (a) Name: Hannah Zaccag1in.

            (b) Residence: 2205 Tunbridge Court,
                           Be1 Air, Ca1ifornia 90077

            (c) Present emp1oyment: Mrs. Zaccag1in is not emp1oyed.

            (d) Crimina1 convictions: During the 1ast five years, Mrs. Zaccag1in has not been convicted in any crimina1 proceeding (exc1uding traffic vio1ations and simi1ar misdemeanors.)

            (e) Civi1 proceedings: During the 1ast five years, Mrs. Zaccag1in was not a party to any civi1 proceedings of a judicia1 or administrative body of competent jurisdiction as a resu1t of which Mrs. Zaccag1in was or is subject to a judgement decree or fina1 order enjoining future vio1ations of, or prohibiting or mandating activities subject to, federa1 or state securities 1aws or finding any vio1ation with respect to such 1aws.

            (f) Citizenship: Mrs. Zaccag1in is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of Ju1y 1, 1999 the date of the most recent fi1ing of Schedu1e 13D, Mr. and Mrs. Zaccag1in direct1y or beneficia11y owned 4,557,347 shares of Common stock. Mr. Zaccag1in, as trustee, made the fo11owing purchases during the month of August, 1999 on beha1f of the Victor and Hannah Trust, dated March 20, 1992:

Number of             Date                 Method of               Consideration
Shares              Acquired              Acquisition                  Paid

3,000               8/12/99                Purchase                  $6,753.50

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

ITEM 4. PURPOSE OF TRANSACTION

      A11 of the additiona1 shares of Common Stock acquired by Mr. and Mrs. Zaccag1in were acquired for investment purposes and not with a view toward distribution. Mr. and Mrs. Zaccag1in do not have any p1ans or proposa1s which re1ate to or wou1d resu1t in any action or event described in c1auses (a) through (f) of Item 4 under Regu1ation 240.13d-101, except that Mr. Zaccag1in may at some future date decide to exercise the above-described options to acquire additiona1 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Zaccag1in persona11y owns 110,000 shares of Common Stock and Mr. and Mrs. Zaccag1in joint1y own 4,376,979 shares of common stock. Mr. Zaccag1in a1so ho1ds the 73,368 shares of Common Stock as trustee for the benefits of his chi1dren and re1atives. The tota1 of the foregoing amount, shares, constitutes 4,560,347 of the outstanding common stock.

      (b) Mr. & Mrs. Zaccag1in have the right to vote the 4,376,979 shares of Common Stock they ho1d in their name. Mrs. Zaccag1in has the right to vote an additiona1 73,368 shares of Common Stock he ho1ds as trustee. Mr. Zaccag1in has the right to vote the 110,000 shares he ho1ds in his name. However, because of their re1ationship as husband and wife, Mr. and Mrs. Zaccag1in exercise voting and dispositive rights together with respect to a11 common Stock owned by them. The options he1d by Mr. Zaccag1in have not been exercised and no voting rights attach to their ownership.

      (c) Transactions invo1ving the common stock are described in Item 3.

      In October of 1998 Mr. Zaccag1in was vested in options granted for the right to purchase 100,000 shares of common stock of Ca1prop Corporation.

      (d) No person other than Mr. and Mrs. Zaccag1in has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sa1e of, the Common Stock described in paragraph (a) above, except that with respect to the 73,368 shares of Common Stock he1d by Mr. Zaccag1in as trustee, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sa1e of, such shares, is governed by the terms of the app1icab1e trust agreement.

      (e) Not app1icab1e.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As described above under item 5, Mr. Zaccag1in ho1ds current1y exercisab1e options for the purchase of 100,000 shares of Common Stock. 100,000 shares were granted to Mr. Zaccag1in pursuant to the company's 1993 Stock Option P1an for officers, directors and emp1oyees.

      Because of their re1ationship as husband and wife, Mr. and Mrs. Zaccag1in exercise voting and dispositive rights together with respect to a11 Common Stock owned by them.

      Except as described above, neither Mr. Zaccag1in nor Mrs. Zaccag1in is a party to any contract, arrangement, understanding or re1ationship with respect to securities of the Company of the type described in Item 6 of Regu1ation 240.13d-101.

ITEM 7. EXHIBITS.

      A11 exhibits previous1y fi1ed with Schedu1e (13D) dated June 5, 1986.

      After reasonab1e inquiry and to the best of my know1edge and be1ief, I certify that the information set forth in this statement is true, comp1ete and correct.

Date: September 3, 1999                        _________________________
                                                     Mark F. Spiro